UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated March 28, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Chief People Officer, Amy Hanlon-Rodemich to leave Nokia

Stock exchange release 1 (1)

28 March 2024

Nokia Corporation

Stock Exchange Release

28 March 2024 at 16:15 EET

Chief People Officer, Amy Hanlon-Rodemich to leave Nokia

Espoo, Finland – Nokia today announces that its Chief People Officer, Amy Hanlon-Rodemich, will leave the company and step down from its Group Leadership Team. A recruitment process will begin immediately for her successor and Amy will retain an advisory role during her notice period.

Amy joined Nokia in 2022 and has been key to renewing the company’s people services and employee experience.

“This has been a difficult decision for me to take. I’ve enjoyed my time at Nokia and am looking forward to the next chapter in my career. I wish everyone at Nokia continued success,” commented Amy.

“I would like to thank Amy for her contributions to Nokia and leadership of the People organisation. I wish her all the best with her future endeavours,” said Pekka Lundmark, President and CEO of Nokia.

Lorna Gibb, Vice President, Labor & Employment, will assume the role of interim Chief People Officer for Nokia as the search commences.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal